Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

8 APRIL 2020

APRA LETTER RE CAPITAL MANAGEMENT

Westpac Banking Corporation (WBC) acknowledges the letter from the Australian Prudential Regulation Authority (APRA) to all authorised deposit-taking institutions (ADIs) and insurers setting out APRA’s guidance on capital management during the period of significant disruption caused by COVID-19.

In the letter APRA outlined its expectations that discretionary capital distributions of ADIs and insurers should be limited in the months ahead. APRA noted that where dividends are approved, this should only be on the basis of robust stress testing results that have been discussed with APRA and should nevertheless be at a materially reduced level.

No decision has yet been made by the Westpac Board in relation to the 1H20 dividend. The Westpac Board expects to announce its decision on the 1H20 dividend with the Group’s 1H20 results, scheduled for release on 4 May 2020. APRA’s letter is attached.

Ends.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
M. 0419 683 411	M. 0438 284 863

This document has been authorised for release by Tim Hartin, Group Company Secretary.

08/04/2020	Capital management | APRA

LETTERS

Capital management

Tuesday 7 April 2020

Capital management PDF 225.66 KB

Published 7 April 2020

To: All authorised deposit-taking institutions and insurers

Banks and insurers have a critical role to play in supporting Australian households, businesses and the broader economy during this period of significant disruption caused by COVID-19. APRA has made recent adjustments to regulatory requirements and timetables, including the ability for entities to use capital buffers if needed, with this support very much in mind.1

In this context, APRA expects ADIs and insurers to limit discretionary capital distributions in the months ahead, to ensure that they instead use buffers and maintain capacity to continue to lend and underwrite insurance. This includes prudent reductions in dividends, taking into account the uncertain outlook for the operating environment and the need to preserve capacity to prioritise these critical activities.

Decisions on capital management need to be forward-looking, and in the current environment of significant uncertainty in the outlook, this can be very challenging. APRA is therefore providing Boards with the following additional guidance.2

During at least the next couple of months, APRA expects that all ADIs and insurers will:

•        take a forward-looking view on the need to conserve capital and use capacity to support the economy;

•        use stress testing to inform these views, and give due consideration to plausible downside scenarios (periodically refreshed and updated as conditions evolve); and

•        initiate prudent capital management actions in response, on a pre-emptive basis, to ensure they maintain the confidence and capacity to continue to lend and support their customers.

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08/04/2020	Capital management | APRA

During this period, APRA expects that ADIs and insurers will seriously consider deferring decisions on the appropriate level of dividends until the outlook is clearer. However, where a Board is confident that they are able to approve a dividend before this, on the basis of robust stress testing results that have been discussed with APRA, this should nevertheless be at a materially reduced level. Dividend payments should be offset to the extent possible through the use of dividend reinvestment plans and other capital management initiatives. APRA also expects that Boards will appropriately limit executive cash bonuses, mindful of the current challenging environment.

If you have any questions on APRA’s guidance on capital management, please contact John Lonsdale (ADIs), Geoff Summerhayes (Insurance) or your responsible supervisor.

Yours sincerely,

Wayne Byres

Chair

Footnotes:

1 On 19 March 2020, APRA announced temporary changes to expectations on bank capital. The aim of this flexibility was to allow banks to use capital buffers, if needed, to support the ongoing supply of credit to the Australian economy.

2 This applies to all ADIs, Life, General and Private Health insurers, including foreign subsidiaries.

COVID-19, 2020

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